EXHIBIT 99.1

NewsRelease

TransCanada to Sell 25% Interest in
GTN and Bison to TC PipeLines, LP

CALGARY, Alberta – April 26, 2011 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced it has entered into agreements to sell a 25 per cent interest in each of Gas Transmission Northwest LLC (GTN) and Bison Pipeline LLC (Bison) to TC PipeLines, LP (NASDAQ: TCLP) (the Partnership) for an aggregate purchase price of US$605 million, which includes US$81 million or 25 per cent of GTN’s debt. The sale is expected to close in May 2011 and is subject to certain closing conditions.

“The proceeds from the sale of a 25 per cent interest in both GTN and Bison will be used to help fund TransCanada’s capital program,” said Russ Girling, president and chief executive officer of TransCanada.  “Once the transaction is complete, TransCanada will hold a 75 per cent ownership interest in both pipelines and will continue to manage and operate these high quality assets as part of its integrated North American natural gas transmission network.

“This transaction demonstrates one of the many options available to fund our current growth portfolio without additional common equity,” added Girling.  “We will continue to look at alternatives to further enhance our financial flexibility including subordinated securities, examining opportunities for portfolio management and an ongoing role for the Partnership.”

The GTN pipeline system is a 2,178 kilometre (km) (1,353 mile) natural gas transmission system that transports Western Canada Sedimentary Basin and Rocky Mountain-sourced natural gas to third party natural gas pipelines and markets in Washington, Oregon and California, and connects with the Partnership’s Tuscarora pipeline system.

Bison is a new 484 km (303 mile) natural gas pipeline connecting Rocky Mountain gas supply to downstream markets via the Northern Border pipeline system.  The pipeline was constructed in 2010 and placed into service in January 2011.  Shippers have contracts for 0.4 billion cubic feet per day on both Bison and Northern Border that expire in 2021.  The Partnership has a 50 per cent ownership interest in Northern Border.

TransCanada currently holds a 38.2 per cent interest in TC PipeLines, LP, a United States Master Limited Partnership, which was formed to acquire, own and actively participate in the management of U.S. natural gas pipelines and related assets.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com.

Forward-Looking Information
This news release may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operational plans and outlook. Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects, projects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, expected and future cash flows, costs, schedules including anticipated construction and completion date, operating and financial results and expected impact of future commitments and contingent liabilities. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Media Enquiries:	Terry Cunha/Shawn Howard	(403) 920-7859 (800) 608-7859
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